December 17, 2024

Brian Riley
Chief Financial Officer
Principal Credit Real Estate Income Trust
711 High Street
Des Moines, IA 50392

       Re: Principal Credit Real Estate Income Trust
           Post-Effective Amendment No.2 to Registration Statement on Form
10-12G
           Filed November 26, 2024
           File No. 000-56670
Dear Brian Riley:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Post-Effective Amendment 2 to Form 10-12G filed November 26, 2024
Item 1. Business
Investment Company Act Considerations, page 16

1.     We note your revised disclosure on pp. 16-17 responsive to prior comment
1. Please
       address supplementally and/or expand upon this disclosure to address:
(1) how you
       will determine whether your investment in a given joint venture that in turn invests in
       3(c)(5)(C)-qualifying assets will be characterized for purposes of adherence to Section
       3(c)(5)(C); and (2) the percentage of your assets that you expect will consist of investments in real property (including assets held by any controlled joint ventures).
11. Description of Registrant's Securities to be Registered, page 140

2. We note that you describe the Class E, Class A and Class F-I shares in this section as securities to be registered. Please reconcile the facing page of the registration statement, which only identifies the Class S, Class T, Class D and Class I shares.
 December 17, 2024
Page 2
General

3.     We note disclosure within Note 1 to your Form 10-Q filed November 11,
2024 that
       while you have not purchased or contracted to purchase any assets as of September
       30, 2024, you further indicate your "Adviser has identified a pipeline of CRE Debt
       Investments in which it is probable that the Company will invest in during the fourth quarter of 2024." Please tell us if any of these probable acquisitions in your pipeline have closed, and what consideration you gave to providing financial statements for both probable or completed real estate operations acquisitions under
       Rule 3-14 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Daniel B. Honeycutt